FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Plan fiscal year ended December 31, 2008

Commission File Number 1-812

UNITED TECHNOLOGIES CORPORATION

DEFINED CONTRIBUTION RETIREMENT PLAN

UNITED TECHNOLOGIES CORPORATION

One Financial Plaza

Hartford, Connecticut 06103

UNITED TECHNOLOGIES CORPORATION

DEFINED CONTRIBUTION RETIREMENT PLAN

Index to Financial Statements

December 31, 2008 and 2007

FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION

DEFINED CONTRIBUTION RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

United Technologies Corporation

Defined Contribution Retirement Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Defined Contribution Retirement Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 11 to the financial statements, United Technologies Corporation, the Plan’s sponsor, approved the merger of the Plan into the United Technologies Corporation Employee Savings Plan effective March 31, 2009.

/s/ PricewaterhouseCoopers LLP

Hartford, Connecticut

June 26, 2009

UNITED TECHNOLOGIES CORPORATION

DEFINED CONTRIBUTION RETIREMENT PLAN

Statements of Net Assets Available for Benefits

(Thousands of Dollars)

	December 31, 2008	December 31, 2007
Assets:
Investment in Master Trust, at fair value	$20,189	$17,251

Adjustment from fair value to contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	1,197	(366)

Net assets available for benefits	$21,386	$16,885

The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION

DEFINED CONTRIBUTION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

(Thousands of Dollars)

Year Ended December 31, 2008
Deductions from net assets attributed to:
Plan interest in net depreciation and investment loss of Master Trust	$2,359
Distributions to participants or beneficiaries	1,144

Total Deductions	3,503

Decrease prior to transfers	3,503

Plan transfers:
Assets transferred into Plan (see Note 10)	8,004

Net increase	4,501
Net assets available for benefits, December 31, 2007	16,885

Net assets available for benefits, December 31, 2008	$21,386

The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION

DEFINED CONTRIBUTION RETIREMENT PLAN

Notes to Financial Statements

NOTE 1 – DESCRIPTION OF THE PLAN

General. The United Technologies Corporation Defined Contribution Retirement Plan (the “Plan”) is a defined contribution savings and money purchase plan administered by United Technologies Corporation (“UTC,” the “Corporation,” the “Employer,” or the “Company”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Eligible employees of UTC and certain of its subsidiaries were able to participate after completing one year of service. The following is a brief description of the Plan. For more complete information, participants should refer to the summary plan description as well as the Plan document which are available from UTC.

During 1998, all active Plan participants became participants of the UTC Employee Savings Plan II. As of December 31, 2003, the UTC Employee Savings Plan II merged into the United Technologies Corporation Employee Savings Plan. Previously accumulated participant balances will remain in the Plan. No additional contributions will be made to the Plan. Participants will continue to be able to direct or withdraw their remaining investment balances in accordance with Plan provisions.

Trustee and Recordkeeper. The Plan trustee holds all of the Plan’s assets. State Street Bank and Trust (“Trustee”) is the Plan trustee. Fidelity Institutional Retirement Services Company (“Fidelity”) provides recordkeeping services.

Contributions and Vesting. No participant or Employer contributions were made during the 2008 and 2007 Plan years. All participants are fully vested in the Plan. Participants’ direct investment of their account balances into the various investment options offered by the Plan through the United Technologies Corporation Employee Savings Plan Master Trust (“Master Trust”). Through the Master Trust, the Plan offers 20 mutual funds, seven commingled index funds, one stable value fund, and a company stock fund as investment options to participants. The Master Trust also includes a money market fund that is primarily used for transitioning or merging plans.

Participant Accounts. Each participant’s account is credited with Plan earnings and losses based on their respective account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Voting Rights. Common Stock held in the UTC Common Stock Fund is voted by the Trustee at shareowner meetings of UTC in accordance with the confidential instructions of the participants whose accounts are invested in this fund. All shares of Employer stock in the UTC Common Stock Fund for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All Employer stock in the UTC Common Stock Fund for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares in the UTC Common Stock Fund.

Payment of Benefits. Generally, upon termination, benefits may be left in the Plan or paid in a lump sum or other distribution option to a terminating participant. At the participant’s election, the portion of a lump sum distribution attributable to an investment in the UTC Common Stock Fund may be paid in shares of UTC Common Stock instead of cash. There were no distributions in UTC Common Stock for the year ended December 31, 2008.

NOTE 2 – SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Master Trust. The Plan’s assets are kept in the Master Trust maintained by the Trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC are combined. Participating plans purchase units of participation in the underlying investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income or losses from the funds’ investments, other than the UTC Common Stock Fund, increase or decrease the participating plans’ unit values. UTC Common Stock Fund dividends increase the Plan’s units in that fund. Distributions to participants reduce the number of participation units held by the participating plans (see Note 4).

Fully Benefit-Responsive Investment Contracts. The Plan is required to report fully responsive investment contracts at fair value. However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Master Trust. The statement of net assets available for benefits presents the fair value of the investment in the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to these investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Shares held in mutual funds are traded on a national exchange and are valued at the closing prices as of the last business day of each period presented.

Commingled funds represent investments held in institutional funds and are valued at the net asset values per share as of the valuation date. The commingled funds are made up of a variety of index funds. The underlying holdings of the commingled funds are primarily marketable equity and fixed income securities.

The Master Trust invests in a stable value fund that invests in managed separate account guaranteed investment contracts (“GICs”) and synthetic GICs with financial institutions. Managed separate account GICs are investment contracts invested in insurance company separate accounts established for the sole benefit of UTC stable value fund participants. The assets are wrapped by the financially responsible insurance company. The Plan participates in the underlying experience of the separate account via future periodic rate resets, which once set, are guaranteed by the insurance company. The wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. A synthetic GIC consists of a portfolio of underlying assets owned by the Master Trust and a wrap contract issued by a financially responsible third party, typically an insurance company. Synthetic GICs provide for a variable crediting rate which resets periodically. The wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. Individual assets comprising the synthetic GICs are valued at representative quoted market prices, if available. As of December 31, 2008 the fair value of the wrap contracts for the GICs were determined using a discounted cash flow method which considers recent rebids as determined by recognized dealers, discount rate and duration of the underlying portfolio. As of December 31, 2008 and 2007 the value of the wrap contracts was $4.1 million and $0, respectively.

As fully benefit-responsive investment contracts, the stable value fund’s investments are also stated at contract value (the amount available to pay benefits). Contract value includes contributions plus earnings, less Plan withdrawals and expenses. There are no reserves against contract value for credit risk.

UTC stock is stated at fair value determined using the closing sales price for UTC stock as of the valuation date.

Participant loans are valued at amortized cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Note 5 provides additional disclosures with respect to fair value.

Plan Expenses. Plan administrative expenses, including Plan trustee and recordkeeper fees were paid directly by the Employer in 2008.

Payment of Benefits. Benefit payments to participants or beneficiaries are recorded upon distribution.

Use of Estimates. The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and changes therein during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties. Through the Master Trust, the Plan provides for various investment options in any combination of stocks, bonds, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. These risks can be adversely impacted by shifts in the market’s perception of the issuers, changes in interest rates, and global economic conditions. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 3 – INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

Through the Master Trust the Plan invests in a stable value fund that invests in managed separate account GICs and synthetic GICs with financial institutions. Managed separate account GICs are investment contracts invested in insurance company separate accounts established for the sole benefit of the UTC stable value fund participants. The assets are wrapped by the financially responsible insurance company. The Plan participates in the underlying experience of the separate account via future periodic rate resets guaranteed by the insurance company. A synthetic GIC consists of a portfolio of underlying assets owned by the Master Trust, and a wrap contract issued by a financially responsible third party, typically an insurance company. Synthetic GICs provide for a variable crediting rate which resets periodically. The wrap contracts provide assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. Under these contracts, each insurance company guarantees repayment in full of the principal amount plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. There are no reserves against contract value for credit risk.

Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) certain amendments to the Plan documents that adversely impact the stable value fund; (ii) introduction of an investment option that competes with the stable value fund; (iii) certain Plan sponsor events (e.g. a significant divestiture) that cause a significant withdrawal from the Plan; (iv) the failure of the trust to qualify for exemption from federal income taxes; or, (v) material breach of contract provisions. UTC does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable. Certain events enable issuers to terminate their contracts with UTC and settle at an amount other than contract value. Under each contract, the Plan has the option to address and cure any such event within a specified period of time. UTC does not believe that the occurrence of any such event is probable.

The average yield of the GICs based on actual earnings was approximately (5.8) % and 5.7% for the years ended December 31, 2008 and 2007, respectively. The average yield of the GICs based on interest rate credited to participants was approximately 6.25% and 6.35% for the years ended December 31, 2008 and 2007, respectively.

NOTE 4 – INVESTMENT IN MASTER TRUST

UTC has entered into a Master Trust agreement with the Trustee. Under this agreement, certain savings plans of UTC combine their trust fund investments in the Master Trust.

Participating plans purchase units of participation in the investment funds based on their contribution to such funds along with income that the investment funds may earn, less distributions made to the plans’ participants. The Plan’s interest in the net assets of the Master Trust was less than 1 percent at December 31, 2008 and 2007.

The following is a summary of the financial information and data for the Master Trust and the portion attributable to the Plan:

United Technologies Corporation Employee Savings Plan

Master Trust Statements of Net Assets

(Thousands of Dollars)

	December 31,
	2008			2007
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets:
Short-term investments	$58,120	$—	$58,120	$87,228	$—	$87,228
Investments:
Mutual funds	1,136,736	—	1,136,736	1,866,720	—	1,866,720
Commingled index funds	1,167,437	—	1,167,437	1,941,499	—	1,941,499
Common stock	3,213,008	1,286,351	4,499,359	4,423,478	1,997,303	6,420,781
Stable value fund investment contracts	6,396,864	—	6,396,864	6,871,315	—	6,871,315
Participant notes receivable	129,182	—	129,182	125,299	—	125,299

Subtotal	12,101,347	1,286,351	13,387,698	15,315,539	1,997,303	17,312,842
ESOP receivables	—	172,960	172,960	—	181,986	181,986
Interest and dividend receivable	7,443	—	7,443	972	—	972

Total assets	12,108,790	1,459,311	13,568,101	15,316,511	2,179,289	17,495,800

Liabilities:
Accrued liabilities	(3,714)	—	(3,714)	(549)	—	(549)
Accrued ESOP interest	—	(1,111)	(1,111)	—	(1,188)	(1,188)
ESOP debt	—	(32,700)	(32,700)	—	(65,300)	(65,300)
Notes payable to UTC	—	(300,433)	(300,433)	—	(295,833)	(295,833)

Total liabilities	(3,714)	(334,244)	(337,958)	(549)	(362,321)	(362,870)

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	665,214	—	665,214	(216,527)	—	(216,527)
Net assets	$12,770,290	$1,125,067	$13,895,357	$15,099,435	$1,816,968	$16,916,403

Net assets of the Master Trust attributable to the Plan	$21,386	$—	$21,386	$16,885	$—	$16,885

United Technologies Corporation Employee Savings Plan

Master Trust Statement of Changes in Net Assets

(Thousands of Dollars)

	Year Ended December 31, 2008
	Allocated	Unallocated	Total
Additions:
Interest and dividend income	$162,967	$35,600	$198,567
Transfers in from participating plans for purchase of units	490,032	20,263	510,295
Allocation of 1,716,000 ESOP shares, at market	113,306	—	113,306

Total additions	766,305	55,863	822,168
Deductions:
Net depreciation on fair value of investments	(2,361,888)	(611,622)	(2,973,510)
Transfers out on behalf of participating plans for distributions	(759,309)	—	(759,309)
Allocation of 1,716,000 ESOP shares, at market	—	(113,306)	(113,306)
Master Trust administrative and interest expenses	(1,936)	(22,836)	(24,772)

Total deductions	(3,123,133)	(747,764)	(3,870,897)

Net decrease prior to transfers	(2,356,828)	(691,901)	(3,048,729)

Plan transfers:
Assets transferred in	27,721	—	27,721
Assets transferred out	(38)	—	(38)

Net plan transfers	27,683	—	27,683

Decrease in net assets	(2,329,145)	(691,901)	(3,021,046)
Net assets:
Beginning of year	15,099,435	1,816,968	16,916,403

End of year	$12,770,290	$1,125,067	$13,895,357

During 2008, the Master Trust investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

(thousands of dollars)
ESOP fund	$(1,503,251)
Common stock	(438,955)
Mutual funds	(681,403)
Commingled index funds	(769,813)
Stable value fund investment contracts*	419,912

$(2,973,510)

* Appreciation is presented at contract value.

(Thousands of Dollars)	Year Ended December 31, 2008
Amounts pertaining to Plan:
Plan interest in net depreciation and investment loss of Master Trust	$(2,359)

Distributions to participants or beneficiaries	$(1,144)

NOTE 5 – FAIR VALUE OF INVESTMENTS

Effective January 1, 2008, the Master Trust adopted Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (FAS 157) for its investments. FAS 157 defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Master Trust’s market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

When quoted prices in active markets for identical assets are available, these quoted market prices are used to determine the fair value of investments and classify these assets as Level 1. In other cases where a quoted market price for identical assets in an active market is either not available or not observable, the fair values are estimated using valuation methodologies based on available and observable market information or by using a matrix pricing model. These financial assets would then be classified as a Level 2. If quoted market prices are not available, fair value is determined using an analysis of each investment’s financial performance and cash flow projections. In these instances, financial assets will be classified based upon the lowest level of input that is significant to the valuation. Therefore, financial assets may be classified in Level 3 even though there may be some significant inputs that may be readily available.

The following table provides the investments carried at fair value measured on a recurring basis as of December 31, 2008:

	Quoted Prices Level 1		Significant Other Observable Inputs Level 2		Significant Unobservable Inputs Level 3	Total
(thousands of dollars)
Mutual funds	$1,136,736		$—		$—	$1,136,736
Commingled index funds	—		1,167,437		—	1,167,437
Common stock	4,499,359		—		—	4,499,359
Stable value fund investment contracts:
Synthetic GIC - equities	115,249	*	59,355	*	—	174,604
Synthetic GIC - fixed income	422,731	*	3,473,323	*	—	3,896,054
Traditional (separate account) GIC	—		2,380,385		—	2,380,385
Wrap contracts	—				4,124	4,124

Total investment contracts	537,980		5,913,063		4,124	6,455,167

Participant loans	—		—		129,182	129,182

Total	$6,174,075		$7,080,500		$133,306	$13,387,881

*	These amounts do not include receivables due to or payables due from the fund.

The changes in the balances of the Level 3 investments for the year ended December 31, 2008 were as follows:

	Participant Loans	Wrap Contracts	Total
(thousands of dollars)
Balance, beginning of year	$125,299	$—	$125,299
Unrealized gain/(loss)	—	4,124	4,124
Transfers in / (out)	—	—	—
Net loan withdrawals	3,883	—	3,883

Balance, end of year	$129,182	$4,124	$133,306

NOTE 6 – RELATED-PARTY TRANSACTIONS

Fidelity and the Trustee manage certain Plan investment options. These transactions qualify as exempt party-in-interest transactions.

The Master Trust holds common shares of UTC, the Plan sponsor, and these qualify as exempt party-in-interest transactions.

The Plan invests in the UTC Common Stock Fund (the “Fund”), which is comprised of a short-term investment fund component and shares of common stock of UTC. The unit values of the Fund are recorded and maintained by Fidelity. During the year ended December 31, 2008, the Plan purchased units of the Fund in the approximate amount of $287,000 including dividends and interest of approximately $30,000, sold units of the Fund in the approximate amount of $312,000, and had net depreciation on the Fund in the approximate amount of $536,000. The total value of the Plan’s interest in the Fund was approximately $1,228,000 and $1,789,000 at December 31, 2008 and 2007, respectively.

NOTE 7 – PLAN TERMINATION

UTC has the right under the Plan to terminate or merge the Plan subject to the provisions of ERISA. See Note 11.

NOTE 8 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Fully benefit-responsive GICs are recorded on the Form 5500 at contract value while in the Plan’s financial statements these investments are presented at fair value with an adjustment to contract value.

NOTE 9 – TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated April 28, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

NOTE 10 – ASSETS TRANSFERRED FROM ACQUIRED PLAN

During 2008, UTC approved the merger of the Edward B. Ward & Company 401(k) Plan (the “EB Ward Plan”) into the Plan. Participants of the EB Ward Plan were eligible to participate in the Plan effective July 2, 2008. As of July 2, 2008, approximately $8,004,000 of net assets was transferred into the Plan.

NOTE 11 – SUBSEQUENT EVENTS

During 2009, UTC approved the merger of the Plan into the United Technologies Corporation Employee Savings Plan (the “Employee Savings Plan”). Participants of the Plan were eligible to participate in the Employee Savings Plan effective March 31, 2009. As of May 28, 2009, approximately $21,000,000 of net assets was transferred to the Employee Savings Plan. Participants’ balances were merged with the balances of the Employee Savings Plan, if applicable, and participants continue to be eligible to participate in the Employee Savings Plan if eligible to do so with no restrictions with regard to contributions. Those participant balances subject to withdrawal limitations under the Plan will continue to be subject to the same limitations for the amounts transferred to the Employee Savings Plan.

SIGNATURE

The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED TECHNOLOGIES CORPORATION DEFINED CONTRIBUTION RETIREMENT PLAN

Dated: June 26, 2009	By:	/s/ Natalie Morris
Natalie Morris Director, Employee Benefits and Human Resources Systems United Technologies Corporation

EXHIBIT INDEX

(23)	Consent of Independent Registered Public Accounting Firm *

*	Submitted electronically herewith.